Exhibit 99.1

Alcobra Announces Cooperation Agreement with Brosh Group and Board Additions

Company Adds Two Directors to the Board

Company to Continue Strategic Alternatives Process to Maximize Value for All Shareholders

TEL AVIV, Israel, June 12, 2017 -- Alcobra Ltd. (Nasdaq: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat significant unmet clinical needs, today announced that it has entered into a cooperation agreement (the "Cooperation Agreement") with Brosh Capital Partners L.P. and certain of its affiliates (the "Brosh Group") in connection with, among other things, Alcobra's 2017 Annual General Meeting of Shareholders (the “AGM”). Pursuant to the Cooperation Agreement, Alcobra has appointed two new directors, Mr. Amir Efrati and Mr. Yuval Yanai, to the Alcobra Board of Directors, effective immediately. Mr. Yanai is not affiliated with the Brosh Group and qualifies as an independent director. As of the appointments, the Alcobra Board consists of ten directors.

The Cooperation Agreement also provides that Alcobra will continue its ongoing review of strategic alternatives and existing proposals by inviting additional proposals from targeted candidates and conducting diligence on several additional prospects. The parties have also agreed that the Company’s upcoming AGM, previously scheduled to occur by July 20, 2017, will be postponed until September 1, 2017, and, if needed, further postponed as long as Alcobra’s strategic review process is ongoing and satisfactory to both parties.

"We are pleased to have reached a mutual agreement with the Brosh Group that we believe is in the best interests of all Alcobra shareholders," said Dr. Yaron Daniely, Chairman of Alcobra. "We will continue to focus our efforts and expertise on Alcobra’s ongoing strategic review,” added Dr. Daniely.

“Brosh Capital Partners, Mr. Yanai and I look forward to working closely and collaboratively with Dr. Daniely and the rest of the Alcobra’s Board and management team to continue Alcobra’s strategic review process and to reach an outcome that maximizes value for all shareholders," said Mr. Amir Efrati, Managing Partner of the Brosh Group.

The parties filed an application with the Economic Division of the District Court of Tel Aviv to obtain court approval of the Cooperation Agreement. Under the terms of the Agreement, the Brosh Group is subject to certain customary standstill and other provisions. The complete Agreement will be included as an exhibit to a Report on Form 6-K, which will be filed with the U.S. Securities and Exchange Commission.

About Amir Efrati

Mr. Efrati is the Founder, Managing Partner and CIO of Brosh Capital Partners, founded in 2013 in Israel. Prior to that, from 2008, he was the Managing Partner of the Dragon Variation Fund. Mr. Efrati was a sector specialist at JCK Partners and prior to that at Elm Ridge Capital Management in New York City. Previously, he was an investment banker at Morgan Stanley in New York City and a management consultant in Israel. He has a Bachelor’s Degree in Economics (magna cum laude) from the Tel Aviv University and an MBA with distinction from Columbia University, New York.

About Yuval Yanai

Mr. Yanai serves as an external director of Check-Cap Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market. Mr. Yanai also serves as an external director of Medical Compression Systems (D.B.N) Ltd. and Call Biotechnology, Israeli companies whose shares are listed on the Tel Aviv Stock Exchange. Mr. Yanai also serves as an external director of Hadassah Medical Center, as an external director of Standard & Poor’s Maalot and as a director of Compulab Ltd. and Efranat Ltd. Mr. Yanai also acts as the Chairman of Endobetix Ltd. and as the chairman of the Israeli Fund for UNICEF. From September 2005 until March 2014, Mr. Yanai served as Given Imaging’s Chief Financial Officer and from October 2012 until June 2014, Mr. Yanai served as a director of Citycon Oyj and Macrocure Ltd. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat significant unmet medical needs. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the successful implementation of the Collaboration Agreement, relationship with the Brosh Group and successful outcome of the strategic review process the Company is undergoing. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Investor Contacts

Alcobra Investor Relations

IR@alcobra-pharma.com

Media Contacts

Gagnier Communications

Dan Gagnier/Patrick Reynolds

646-569-5897

dg@gagnierfc.com